UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street
Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 16, 2015, we announced our unaudited results of operations as of and for the three months and twelve months  ended August 31, 2015.  As we noted in our results announcement, the unaudited financial information was preliminary and subject to adjustments and modifications that may be identified during the course of the audit of our financial statements for and as of the year ended August 31, 2015.    Subsequent to November 16, 2015, adjustments have been made to the financial information, including the following principal adjustments:

•                  We increased our cost of sales by $3.3 million, which relates to an onerous lease provision on the Chicago (Lincoln Park) school. This lease was renegotiated and extended in the summer of 2015.  We released the provision in our unaudited financial results, but made an audit adjustment to reverse the release.  The release and reversal are non-cash adjustments.

•                  We reclassified $1.3 million of acquisition-related costs from  exceptional expenses into selling, general and administrative expenses.

•                  We increased selling, general and administrative expenses by $0.6 million for pre-opening expenses related to a greenfield project.

•                  We increased receivables and deferred revenue by $51.8 million as a result of grossing up receiveables that were previously netted off against deferred income. The applicable receivables should be recorded as the invoices had been issued and were due upon the commencement of the school term.

•                  We now separately present non-current other payables and deferred revenue.

•                  We reclassified $19.3 million of financing cost as affecting cash flows from operations instead of cash flows from financing activities.

See  our annual report on Form 20-F filed today for our audited financial statements as of and for the year ended  August 31, 2015. This report on Form 6-K sets forth our revised unaudited condensed  consolidated income statement and supplementary financial and operating data for the three months ended August 31, 2015, reflecting the impact of the above adjustments.

We remain committed to our previously communicated guidance around our long-term capital structure of under 4.0x net leverage, which we expect to achieve during fiscal 2016. We are reiterating our expectations for fiscal 2016 as follows:

•                  Revenue in the range of $850 - $870 million

•                  Adjusted EBITDA in the range of $215 - $225 million

•                  Adjusted Net Income in the range of $70 - $75 million

•                  Diluted Adjusted Earnings per Share in the range of $0.67 - $0.72

•                  Diluted weighted average shares of approximately 104.5 million shares

	Three Months Ended August 31,
$ millions	2015	2014
	(unaudited)	(unaudited)
Revenue	88.7	64.1
Cost of sales	(65.5)	(43.3)
Gross profit	23.2	20.8

Selling, general and administrative expenses	(40.4)	(27.9)
Depreciation	(0.2)	(0.9)
Amortization	(2.4)	(3.1)
Other losses	(3.0)	—
Exceptional expenses	(14.3)	(3.4)
Total expenses	(60.3)	(35.3)

Operating loss	(37.1)	(14.5)
Finance income	1.1	0.6
Finance expense	(15.7)	(7.7)
Net finance expense	(14.6)	(7.1)

Loss before income tax	(51.7)	(21.6)
Income tax credit/(expense)	7.8	(3.0)
Loss for the period	(43.9)	(24.6)

(Loss)/profit attributable to:
- Owners of the parent	(44.4)	(24.6)
- Non-controlling interest	0.5	—
Loss for the period	(43.9)	(24.6)

Loss per ordinary share(1) (in dollars)
Basic	(0.43)	(0.25)
Diluted	(0.43)	(0.25)

(1)                Loss per ordinary share is calculated by dividing loss for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively. For the three months ended August 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively.

	Three Months Ended August 31,
	2015	2014

Full-time equivalent students (average for the period)(1)
China	5,290	4,820
Europe	4,668	4,535
Middle East/South East Asia	11,141	6,029
North America	2,857	2,770
Total	23,956	18,154

Capacity (average for the period)(2)
China	7,756	6,964
Europe	6,084	5,322
Middle East/South East Asia	16,939	6,891
North America	3,760	3,760
Total	34,539	22,937

Utilization (average for the period)(3)
China	68%	69%
Europe	77%	85%
Middle East/South East Asia	66%	87%
North America	76%	74%
Total	69%	79%

Revenue per FTE (in $ thousands)(4)
China	4.3	4.3
Europe	4.0	3.5
Middle East/South East Asia	2.2	2.5
North America	6.3	2.7
Total	3.5	3.3

(1)                We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)                We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)                We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)                We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended August 31,		% Variance
$ millions	2015	2014	Reported	Constant Currency
	(unaudited)	(unaudited)
Revenue (segment)

Premium Schools
China	22.9	20.9	9.9%	10.0%
Europe	18.5	16.0	15.6%	25.1%
ME/SEA	24.7	14.9	65.3%	71.0%
North America	18.0	7.6	136.8%	136.8%
Total Premium Schools	84.1	59.4	41.6%	45.8%
Other	4.6	4.7	(2.1)%	4.4%
Total Revenue	88.7	64.1	38.4%	42.9%

Adjusted EBITDA (segment)

Premium Schools
China	7.6	7.5	1.9%	1.9%
Europe	(6.1)	(1.8)	(248.3)%	(298.5)%
ME/SEA	1.2	2.3	(47.8)%	(46.9)%
North America	(0.7)	(0.2)	(420.4)%	(420.9)%
Total Premium Schools	2.0	7.8	(74.9)%	(75.5)%
Other	0.4	1.3	(60.4)%	(58.4)%
Central and regional expenses	(10.6)	(7.9)	(34.5)%	(37.2)%
Adjusted EBITDA	(8.2)	1.2	(765.7)%	(642.9)%

Adjusted Net Income	(26.1)	(15.2)

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period. We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income

	Three Months Ended
	August 31,
$ millions	2015	2014
	(unaudited)	(unaudited)
Revenue	88.7	64.1
Cost of Sales	(65.5)	(43.3)
Rent Premium Schools	17.0	9.8
Depreciation Premium Schools	11.7	4.9
Adjusted Cost of Sales	(36.8)	(28.6)
Adjusted Gross Profit	51.9	35.5

Loss for the period	(43.9)	(24.6)
Income tax (credit)/expense	(7.8)	3.0
Net financing expense(1)	14.6	7.1
Exceptional items(2)	14.3	3.4
Other losses	3.0	—
Amortization	2.4	3.1
Depreciation	0.2	0.9
Depreciation in Cost of Sales	11.7	4.9
EBITDA	(5.5)	(2.2)

Loss on disposal of property, plant and equipment	(0.1)	—
FX (gain)(3)	(8.3)	(1.3)
Share based payments	0.7	0.6
Greenfield pre-opening costs	4.0	4.1
Rollout of Juilliard program(4)	0.4	—
China expat taxes	0.0	—
Other	0.6	0.0
Adjusted EBITDA	(8.2)	1.2

Depreciation	(11.9)	(5.8)
Net Financing Expense(1)	(14.6)	(7.1)
Income Tax (Credit)/Expense	7.8	(3.0)
Tax Adjustments(5)	1.3	(0.5)
Non-controlling Interest	(0.5)	—
Adjusted Net Loss	(26.1)	(15.2)
Adjusted Loss per Ordinary Share (in $)(6)
Basic	(0.25)	(0.16)
Diluted	(0.25)	(0.16)

(1)                In March 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  In March 2015, we incurred $150 million of incremental loans under the facility to finance our acquisition of three schools in Vietnam and for general corporate purposes.  In June 2015, we incurred an additional $240 million of incremental loans under the facility and issued CHF 200 million in aggregate principal amount of 5.75% senior secured notes due 2022 to partially finance our acquisition of the Meritas Schools.

(2)                In the three months ended August 31, 2014, exceptional expenses primarily related to the costs associated with our initial public offering and refinancing and expenses related to the acquisitions of schools, including associated transaction and integration costs.  In the three months ended August 31, 2015, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and debt issuance costs in connection with the acquisitions that were not capitalized on the balance sheet.

(3)                Represents foreign currency translational gains primarily associated with our inter-company balances and in the three months ended August 31, 2015 includes a foreign currency translational gain associated with the translation of our CHF200 million 5.75% Senior Secured Notes due 2022.

(4)                Represents the costs associated with the initial roll-out of The Juilliard-Nord Anglia Performing Arts Program which commenced in ten schools in September 2015.

(5)                Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income based on the fiscal 2016 forecast tax rate of 28.5%.

(6)                Calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively. For the three months ended August 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively.

As previously reported, as a result of our growth in each of the Middle East and South East Asia, we will report key operating data and supplementary financial information separately for the Middle East and South East Asia commencing with the first quarter of fiscal 2016.  The table below presents our supplementary financial information for the fourth quarter of fiscal 2015 after giving effect to our new basis of presentation.

Q4FY15
(unaudited)
(in $ millions)

Revenue (segment)
Premium Schools
China	22.9
Europe	18.5
Middle East	8.3
Southeast Asia	16.4
North America	18.0
Total Premium Schools	84.1
Other	4.6
Total Revenue	88.7

Adjusted EBITDA (segment)

Premium Schools
China	7.6
Europe	(6.1)
Middle East	(2.3)
Southeast Asia	3.5
North America	(0.7)
Total Premium Schools	2.0
Other	0.4
Central and regional expenses	(10.6)
Adjusted EBITDA	(8.2)

See “ Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income” above for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.

Forward-Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements”.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, liquidity, prospects, growth, strategies and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report.  In addition, even if our results of operations, financial condition, liquidity, prospects, growth strategies and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.  Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Non-GAAP Supplemental Financial Measures

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the reconciliation table elsewhere in this report. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the reconciliation table elsewhere in this report. We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales.  EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.  Nord Anglia Education is not able to provide a reconciliation of projected non-GAAP financial measures to expected reported results due to the uncertainty of the reported line items referred to above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
Name:	Graeme Halder
Title:	Director and Chief Financial Officer

Date:       December 31, 2015